Exhibit 8

Subsidiaries

Company	Country of Incorporation

Volume Jet Trading Inc.	Marshall Islands

Nirvana Product Trading Inc.	Marshall Islands

King Of Hearts Inc.	Liberia

Raw Commodities And Exports Inc.	Marshall Islands

Dry Bulk International Trading and Shipping Inc.	Marshall Islands

Tankpunk Inc.	Marshall Islands

International Crude And Product Enterprises Inc.	Marshall Islands

Petroleum Trading And Shipping Inc.	Marshall Islands

Clean Power Inc.	Liberia

Mr. Roi Inc.	Marshall Islands

C3is Inc.	Marshall Islands

Blue Oddysey International Inc.	Marshall Islands

Haven Exotic Trading Inc.	Marshall Islands